Mail Stop 6010

February 7, 2007

VIA U.S. MAIL AND FACSIMILE (916-646-0207)

Mr. Ariel Shenhar
Vice President and Chief Financial Officer
Ophthalmic Imaging Systems
221 Lathrop Way, Suite I
Sacramento, California 95815

>   **Re: Ophthalmic Imaging Systems**
>   **Form 10-KSB for the fiscal year ended December 31, 2005**
>   **Filed March 28, 2006**
>   **Forms 10-QSB for the quarterly periods ended March 31, June 30, and**
>   **September 30, 2006**
>   **File No. 001-11140**

Dear Mr. Shenhar:

We have reviewed your response letter dated January 12, 2007 and filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Financial Statements, page F-1

Note 4. Accrued Liabilities and Product Warranty, page F-16

1.   Please refer to prior comment 6. Your proposed disclosure does not appear to comply with paragraph 14 of FIN 45. For example, you are required to disclose the aggregate reductions in the warranty liability for payments made. Your response states that your accounting systems "do not have the capacity to readily segregate service expenses between warranty and extended warranty expenses and ordinary service calls." As such, please tell us how you determined the amounts reflected in your rollforward schedule for "Net reduction for products shipped in the reporting period" and "Net reduction for products shipped in previous year." Also tell us how these captions correspond to the required disclosure of the amount of aggregate reductions in the warranty liability for payments made. Similarly, please address how the other captions in your rollforward correspond to the required disclosures of paragraph 14 of FIN 45.

2.   In addition, given the lack of a specific system to separately track your warranty liability payments, please tell us how management compensates for this and is able to determine that the warranty liability as of the end of each reporting period is properly stated.

3.   In this regard, we note from your response to prior comment 7 that "[d]uring the third quarter of 2004, there was a problem with the calculation of the reserve that was found in the fourth quarter of 2004. As a result, there was an understated reduction in "net reduction for products shipped in the previous year" in the third quarter, and an overstated reduction in the "net reduction for products shipped in the previous year" in the fourth quarter in order to correct the year-to-date amount." Please tell us how this error occurred and how it was discovered. Please also tell us about any changes to your internal control systems as a result of this error.

4.   Please refer to prior comment 7. In future filings, including any amended filing, please amend MD&A, as applicable, to discuss, similar to your response, the underlying causes for significant changes in your warranty accrual between periods.

5.   Please refer to prior comment 7. With respect to the specific reserves for the Capture systems, the WS4000 and the WS5000, please tell us why you use sampling and how often. Discuss whether the samples are statistically valid. Please also discuss the extent to which you reduced the accrual each period for repairs or replacements made under these programs versus changes in estimates of the accrual.

        As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

        You may contact Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 or me at (202) 551-3671 if you have any questions regarding these comments.

                        Sincerely,

                        Martin James
                        Senior Assistant Chief Accountant